U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  FOR FORM 10-K

        For Period Ended                    Commission File No. 0-21825
         June 30, 2006                         CUSIP No. 862924 10 7

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                         STREICHER MOBILE FUELING, INC.
                            (Full Name of Registrant)

                     200 West Cypress Creek Road, Suite 400
                         Fort Lauderdale, Florida 33309
                     (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CSR or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11- K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company is in the process of (i) implementing an integrated accounting and operations internal control and management information system; (ii) expanding its corporate infrastructure in order to upgrade its internal accounting and reporting procedures and processes; (iii) integrating its newly acquired businesses; (iv) developing systems for providing cost effective shared services to its subsidiary companies and operating divisions; (v) developing appropriate systems to support the upcoming implementation of the Section 404 of the Sarbanes-Oxley Act of 2002 when it becomes applicable to the Company. The ongoing effort in implementing these initiatives, and recruiting and training new personnel, has required a substantial time commitment from its management and accounting personnel which has, in turn, caused delays in finalizing the Company's financial results, related reporting and completion of its annual audit. Accordingly, the Company cannot file the subject report within the prescribed time period without incurring unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Richard E. Gathright (954) 308-4200

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

    [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a net loss for the year ended June 30, 2006 of approximately $4.8 million subject to the completion of its audit, compared to a net loss of $1.460 million for the year ended June 30, 2005. The increase in the net loss is attributable to a number of factors, including (i) higher interest expense, including cash and non-cash components; (ii) costs of the conversion to and implementation of its integrated accounting and operations internal control and management information systems, including additional management and other personnel; and (iii) expenses of integrating acquisitions Shank Services, Inc. and H & W Petroleum Company, Inc. A detailed explanation will be included in the Form 10-K for the year ended June 30, 2006.


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                         Streicher Mobile Fueling, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: September 29, 2006                    By: /s/ Richard E. Gathright
                                                -------------------------------
                                                Richard E. Gathright, President